Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 16, 2009
Relating to Preliminary Prospectus dated September 16, 2009
Registration No. 333-160254

FREE WRITING PROSPECTUS

     This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated September 16, 2009, included in Amendment No. 6 to the Registration Statement on Form S-11 (File No. 333-160254) of CreXus Investment Corp. (the “Company”), as filed with the Securities and Exchange Commission on September 16, 2009 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the Revised Preliminary Prospectus and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 16 of the Revised Preliminary Prospectus.

     To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1467027/000093041309004774/0000930413-09-004774-index.htm

Revised Proposed Terms of Initial Public Offering and Concurrent Private Placement

Number of shares of common stock to be offered in the public offering:	13,333,334 shares

Overallotment option:	2,000,000 shares

Common stock to be outstanding after the public offering:	18,111,112 shares (assumes Annaly purchases 4,527,778 shares for a 25% ownership, as described below)

Estimated price to public:	$15.00 per share

Estimated gross proceeds from the public offering:	$200.0 million, or $230.0 million upon the exercise of the underwriters’ overallotment option.

Net proceeds from the public offering:	$191.0 million (after deducting the initial underwriting discount and estimated offering and organizational expenses but excluding $2.0 million of additional deferred underwriting discount payable by us as described in the Revised Preliminary Prospectus), or $219.8 million (after deducting the initial underwriting discount and estimated offering and organizational expenses but excluding $2.3 million of additional deferred underwriting discount payable by us as described in the Revised Preliminary Prospectus) upon the exercise of the underwriters’ overallotment option.

Concurrent private placement to Annaly Capital Management, Inc. (“Annaly”):	Post offering and concurrent private offering ownership percentage of at least 25% but not to exceed 35% (prior to overallotment option and grants of restricted stock to our independent directors) (4,527,778 shares, assuming a 25% ownership, purchased at the same price per share as the price per share of this public offering). Excludes underwriters’ overallotment option and grants pursuant to our equity incentive plan which will be an aggregate of 9,000 shares of our common stock. Includes 250,000 existing outstanding shares based on repurchase of shares described below.

Repurchase of Shares

     In the Revised Preliminary Prospectus, the Company has disclosed the repurchase of 750,000 shares of common stock from existing holders on a pro rata basis on September 15, 2009 at the initial purchase price of $.05 per share.

Management Fee

     In the Revised Preliminary Prospectus, the Company has disclosed a modified management fee payable (in cash) quarterly in arrears in an amount equal to 0.50% per annum for the first twelve months following the completion of the initial public offering, 1.00% per annum for the period after the first twelve months through the eighteenth month following the completion of the initial public offering, and 1.50% per annum after the first eighteen months following the completion of the initial public offering, calculated quarterly, of the Company’s stockholders’ equity.

Equity Incentive Plan

     In the Revised Preliminary Prospectus, the Company’s equity incentive plan has been reduced to provide for grants of restricted common stock and other equity-based awards up to an aggregate amount, at the time of the award, of (i) 2.5% of the issued and outstanding shares of our common stock (on a fully diluted basis and including shares to be sold to Annaly concurrently with the initial public offering and shares to be sold pursuant to the underwriters’ exercise of their overallotment option) at the time of the award less (ii) 250,000 shares, subject to an aggregate ceiling of 25,000,000 shares available for issuance under the plan.

Our Manager’s Historical Performance – Nonpublic Programs

     In the Revised Preliminary Prospectus, the Company has corrected an inadvertent error regarding aggregate dividends declared for nonpublic programs advised by the Company’s manager for the years ended December 31, 2008 and 2007, respectively.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001467027.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY

UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING DEUTSCHE BANK SECURITIES, ATTENTION: PROSPECTUS DEPARTMENT, 100 PLAZA ONE, JERSEY CITY, NEW JERSEY 07311, OR BY CALLING 1-800-503-4611; OR BOFA MERRILL LYNCH, ATTENTION: PROSPECTUS DEPARTMENT, 4 WORLD FINANCIAL CENTER, NEW YORK, NEW YORK 10080, OR BY CALLING 1-212-449-1000.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.